May 2002

To:  Our Stockholders

The highlight of this past quarter was the pace of growth we experienced at Cedar Rapids Bank and Trust Company (CRBT), our newly chartered bank in Cedar Rapids, Iowa. CRBT finished the quarter with $55.0 million in assets, $36.9 million in net loans, and $36.4 million in deposits. We believe the market is reacting very positively to our high touch style of banking. You will recall that CRBT was granted its Iowa state banking charter in September 2001.

The arbitration dispute at Quad City Bancard, Inc. was settled in February of 2002. The after tax cost of the settlement this quarter was approximately $175,000, or $.06 per share. While management continued to believe that the claims were without merit, a determination was made that a settlement at that time was the most cost effective option for the company.

Despite the anticipated continuing start up losses at CRBT and the Bancard settlement costs, basic earnings per share for the quarter ended March 31, 2002 were $.22 as compared to $.28 for the March 31, 2001 quarter. Our net interest income grew to $4.0 million for the current quarter as compared to $3.0 million a year ago. While interest income decreased slightly from a year ago, interest expense decreased by $1.2 million or 27% despite greater average, outstanding balances in interest bearing liabilities. Earnings were strong in our residential real estate department as gains on sales of loans, net, were $418,000 for the quarter as compared to $314,000 for the prior year's quarter. It should also be noted that our provision for loan loss expense was $498,000 as compared to $148,000 a year ago, reflecting an increase in loan totals and a continuing soft economy.

Earnings per share for the nine months ended March 30, 2002 were $.73 as compared to $.72 in fiscal 2001. While non-interest income and net interest income increased, these improvements were somewhat offset by the CRBT start up losses of $900,000, plus the legal fees and settlement costs at Bancard.

We are optimistic regarding future earnings as CRBT is quickly growing into its overhead structure and the arbitration costs at Bancard are over. While it is difficult to predict that residential real estate activity will remain at the past year's levels, interest rates are still near historic lows suggesting that purchase and refinancing volumes may remain strong.

Consolidated assets grew by $94.6 million or 24% to $495.5 million at March 31, 2002 from $400.9 million at the end of our prior fiscal year, June 30, 2001. Total assets at March 31, 2001 were $406.7 million. Total loans receivable increased by $72.3 million or 25% to $360.2 million at March 31, 2002 from $287.9 million at June 30, 2001. Deposits increased by $61.9 million or 20% to $364.0 million at March 31, 2002 from $302.1 million at June 30, 2001.

While the  Nasdaq  and S & P 500 have  returned  to their  lowest  points  since
October 2001, our stock has steadily risen to above $13 at this writing. Our private placement shareholders, who invested at $11 in September 2001, have experienced approximately a 20% return over the eight-month period.

Certain economic signals suggest we are pulling out of the recession. Gross domestic product (GDP) increased by 5.8% for the March 2002 quarter. Consumer spending and income grew by .4% during the month of March 2002. It appears to us that business investment spending will need to increase to complete the recovery. Business inventories have been replenished from the bottom levels, however we are not sure this reflects a return in demand for those products.

While we expect corporate profits to be modest throughout 2002, reported profits may be less than expected due to increased scrutiny by external auditors. After the Enron/Arthur Andersen debacle, it appears that the public accounting profession will take a much closer look at the accounting methods and estimates used by publicly traded companies. Arthur Andersen, once the crown jewel of the public accounting profession, appears on the verge of crumbling in light of its problems with its audits of Enron, Waste Management, Sunbeam, and the Baptist Foundation of Arizona. Unfortunately, many hard working and talented employees and retirees will suffer although they had no part in the wrongdoing. We should expect much needed reform in this profession soon.

For the first time in over a year, we experienced no rate cuts by the Federal Reserve this quarter. Many economists are predicting higher rates, but it appears Chairman Greenspan will require continuing strong economic signals before calling for rate increases.

Thanks again to our customers, stockholders, and employees for your loyalty and support. We remain optimistic about our future.


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